First Amended Schedule A
to the
Investment Advisory Agreement

This First Amended Schedule A, dated December 13, 2015, modifies the Investment Advisory Agreement, dated August 19, 2015, between Ultimus Managers Trust, on behalf of the Funds listed below, and Alambic Investment Management, L.P.

Name of Fund	Fee*
Alambic Small Cap Value Plus Fund	0.95%
Alambic Small Cap Growth Plus Fund	0.95%

*	As a percent of average daily net assets. Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily waive any portion of the advisory fee from time to time.

IN WITNESS WHEREOF, the parties hereto have signed this First Amended Schedule A as of the date first written above.

Ultimus Managers Trust		Alambic Investment Management, L.P.

By:	/s/David R. Carson	By:	/s/Robert T. Slaymaker
Name:	David R. Carson	Name:	Robert T. Slaymaker
Title:	President	Title:	Partner